U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

FORM 4                                                     OMB APPROVAL
                                                   ---------------------------
[ ] CHECK THIS BOX IF NO LONGER                    OMB NUMBER        3235-0287
    SUBJECT TO SECTION 16.                         EXPIRES:   FEBRUARY 1, 1994
    FORM 4 OR FORM 5 OBLIGATIONS                   EXTIMATED AVERAGE BURDEN
    MAY CONTINUE. SEE INSTRUCTION                  HOURS PER RESPONSE......0.5
    1(b).

    FILED PURSUANT TO SECTION 16(a) OF THE SECURITIES EXCHANGE ACT OF 1934,
SECTION 17(a) OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935 OR SECTION 30(f)
                      OF THE INVESTMENT COMPANY ACT OF 1940
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1. Name and Address of Reporting Person

     Anthony Golio
     1163 Forest Avenue
     Staten Island, NY 10310

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2. Issuer Name and Ticker or Trading Symbol

     Tam Restaurants, Inc. (TAMR)


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3. IRS or Social Security Number or Reporting Person (Voluntary)


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4. Statement for Month/Year

     March, 2001


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5. If Amendment, Date of Original (Month/Year)



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6. Relationship of Reporting Person to Issuer (Check all applicable)
     [X] Director                            [X] 10% Owner
     [X] Officer (give title below)          [ ] Other (specify below)


                    ______President_________________

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TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF,
           OR BENEFICIALLY OWNED
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


1. Title      2. Trans-  3. Trans- 4. Securities Acquired (A)   5. Amount of     6. Owner-        7. Nature of
of Security    action       action    or Disposed of (D)           Securities       Ship Form:       Indirect Bene-
(Instr. 3)     Date         Code      (Instr. 3, 4 and 5)          Beneficially     Direct (D)       ficial Owner-
               (Month/      Instr.8)                               Owned at         or Indirect      ship
               Day/Year)  --------------------------------------   End of Month     (I)              (Instr. 4)
                          Code    V   Amount    (A) or   Price     (Instr. 3 and 4) (Instr. 4)
                                                (D)
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
Common Stock    3/30/01     P      1,100,000  A        $.10     1,176,285               D




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



Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. (Print or Type Responses)
                                                                          (Over)
                                                                 SEC 1474 (3/91)

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TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
            (e.g., puts, calls, warrants, options, convertible securities)
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


1.Title  2.Conver- 3.Trans- 4.Transac- 5.Number   6.Date     7.Title and 8.Price     9.Number of 10.Owner-   11.Nature
of Deriv-  sion or   action   tion Code  of Deriv-  Exercise   Amount of   of Deriva-  Derivative   ship Form   of Indir-
ative      Exercise  Date     (Instr. 8) ative Se-  and Expir- Underlying  tive Secur- Securities   of Deriv-   ect Bene-
Security   Price of  (Month/             curities   ation Date Securities  ity (Instr. Beneficially ative Se-   ficial
(Instr. 3) Derivative  Day/Year)         Acquired   (Month/Day/(Instr.     5)          Owned at End curity:     Ownership
           Security                      (A) or      Year)     3 & 4)                  of Month     Direct     (Instr. 4)
                                         Disposed   -------------------------          (Instr. 4)   (D) or
                                         of (D)     Date    Expir-      Amt. or                     Indirect
                                         (Instr.    Exer-   ation Title Num. of                     (I) (Instr.
                                         3, 4 & 5)  cisable Date        Shares                      4)
                             ---------------------
                              Code   V   (A)   (D)
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




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


Explanation of Responses:
Includes (i) 13,785 shares of Common Stock, and (ii) 62,500 shares of Common Stock issuable upon exercise of options held by Mr. Golio. Does not include 75,000 shares of Common Stock issuable upon exercise of options which have not yet vested.



** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations. See 18 U.S.C. 1001 and 15 U.S. C 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, see Instruction 6 for procedure.

 /S/ ANTHONY GOLIO                                      4/9/01
  __________________________________                  _____________________
     Anthony Golio                                               Date